EXHIBIT 99.1

Foremost Clean Energy Reports Results of its Historic Core Sampling Program at its Jean Lake Property

Targeted Re-Sampling of Previously Unassayed 2023 Intervals Expands Understanding Of Gold Distribution Along The Valkyrie And Midas Trends

VANCOUVER, British Columbia, Feb. 26, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company") is pleased to report results from its targeted historic core resampling program at its 100%-owned Jean Lake Gold-Lithium Property (“Jean Lake”), located near the historic mining centre of Snow Lake in Manitoba. This program was completed following the Company’s December 2025 diamond drill campaign and focused on resampling previously unsampled intervals from select 2023 drillholes along the Valkyrie and Midas Gold Trends (see News Release dated December 8, 2025). Highlights include:

  FM23-25: 1.10 g/t Au over 8.0 metres from 22.0–30.0m, including 6.9 g/t Au over 0.5 metres
  FM23-08: 0.64 g/t Au over 10 metres from106.5-116.9m

The objective of this work was to address underrepresented sampling in certain mineralized sections, improve continuity interpretation between previously reported intercepts, and refine the Company’s understanding of gold distribution within the broader structural corridor.

Jason Barnard, Foremost’s President commented: “This targeted resampling program was designed to address previously unsampled intervals within mineralized sections and improve the representation of gold distribution within historical drill core. Systematic sampling of previously unassayed intervals has identified additional mineralized sections and provides a more complete representation of gold distribution within the Valkyrie structural corridor. These results support refinement of the geological interpretation and will inform step-out and infill drill targeting in the next phase of exploration at Jean Lake.”

Figure 1. Jean Lake – Gold Assay Results by Drillhole (2023 + 2025)

Integrated Results Summary

The results presented here include both previously reported gold intercepts from the Company’s 2023 drill program (see News Release dated June 6, 2023) and new assay results generated from the Company’s 2025 gap-fill re-sampling program. The additional assays demonstrate that mineralization extends beyond previously reported intercepts and occurs through intervals that had not been systematically sampled. The integration of these results provides a more complete representation of gold distribution within the drilled sections and supports ongoing refinement of the structural and geological model along the Valkyrie Gold Trend. See Table 1 below for a summary of significant intercepts from the 2023 drill program and the 2025 resampling program.

Table 1 – Summary of Significant Gold Intercepts (2023 Drilling + 2025 Gap-Fill Resampling)

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Data Source	Program Type	Notes
FM23-04A	36.0	37.0	1.0	0.53	2025	Gap-fill resample	Previously unassayed interval
FM23-04A	73.8	76.5	2.7	11.30	2023	Original assay
FM23-04A (incl.)			0.3	91.8	2023	Original assay	Included within 73.8–76.5m
FM23-05	68.6	68.9	0.3	1.30	2023	Original assay
FM23-05	72.7	73.0	0.3	0.65	2023	Original assay
FM23-05	82.4	83.5	1.1	1.90	2023	Original assay
FM23-05	86.2	86.5	0.3	3.05	2023	Original assay
FM23-05	101.6	101.9	0.3	0.51	2023	Original assay
FM23-05	120.0	121.5	1.5	0.66	2025	Gap-fill resample	Previously unassayed interval
FM23-05	122.6	123.0	0.4	0.58	2023	Original assay
FM23-08	11.3	11.7	0.3	1.44	2023	Original assay
FM23-08	15.3	15.7	0.4	0.54	2023	Original assay
FM23-08	94.4	101.6	7.3	7.85	2023	Original assay	Re-calculated weighted average
FM23-08 (incl.)			0.5	102	2023	Original assay	Included within 94.4–101.6m
FM23-08	106.5	116.9	10.4	0.64	2025	Gap-fill resample	Gap-fill between prior mineralized intervals
FM23-08A	48.0	49.5	1.5	0.55	2023	Original assay
FM23-08A	95.2	95.7	0.5	0.79	2023	Original assay
FM23-13	121.3	122.5	1.2	0.94	2023	Original assay
FM23-25	22.0	30.0	8.0	1.10	2025	Gap-fill resample	Interval incorporates newly assayed gaps
FM23-25 (incl.)			0.5	6.9	2025	Gap-fill resample	Included within 22.0–30.0m
FM23-25	69.0	72.0	3.0	1.05	2025	Gap-fill resample	Interval incorporates newly assayed gaps
FM23-25	85.0	85.8	0.8	1.28	2025	Gap-fill resample	Previously unassayed interval
FM23-25	91.0	97.5	6.5	0.54	2025	Gap-fill resample	Previously unassayed interval
FM23-25 (incl.)			0.5	4.0	2025	Gap-fill resample	Included within 91.0–97.5m
FM23-25	107.0	107.5	0.5	0.59	2025	Gap-fill resample	Previously unassayed interval

Notes:  All reported assay results greater than 0.5 g/t Au are presented in Table 3. Drill holes not included did not return intervals above this threshold. Intervals are reported as downhole lengths; true widths have not yet been determined.

*FM23-08 94.4–101.6m: Reflects corrected weighted-average interval

Next Steps

The Company will integrate the new gap-fill assay results from the 2023 drill core with the recently announced 2025 drill program results (see news release dated February 25, 2026). Together, these datasets provide a more comprehensive understanding of gold distribution along the Valkyrie Trend, which has now been traced over approximately 600 metres of strike length. This updated interpretation will be used to refine geological and structural models, with a focus on:

  Defining mineralized envelopes within the historically drilled corridor;
  Targeting higher-grade zones hosted within broader low-grade envelopes;
  Prioritizing follow-up drill holes to test continuity along strike and at depth.

The integration of resampled intervals with 2025 drill results will assist with next phase of exploration, which is expected to include both step-out and infill drilling aimed at expanding the mineralized footprint and advancing the Valkyrie Trend.

Sampling, Analytical Methods and QA/QC

All drill core samples from the Jean Lake gold drilling program were collected as NQ-sized core. In zones of visible quartz-veining, sericite alteration, and arsenopyrite mineralization, samples were typically taken at 50 cm intervals. Outside of these zones, holes were continuously sampled at 1.5 m intervals. All core was sawn longitudinally, with one half retained on site for reference and the other half submitted for analysis. Samples were shipped to SGS Canada Inc., Burnaby, British Columbia, for sample preparation and analysis. At SGS, samples were dried at 105°C, crushed to 75% passing 2 mm, and pulverized to 85% passing 75 microns (method PRP89). Gold analyses were performed by 30 g Fire Assay with Atomic Absorption Spectrometry finish (method GE_FAA30V5) with a detection range of 5–10,000 ppb Au. Samples returning values above the upper detection limit were re-assayed by 30 g Fire Assay with Gravimetric finish (method GO_FAG30V) with a reporting range of 0.5–10,000 ppm Au. Multi-element geochemical analyses were completed using the 57-element sodium peroxide fusion ICP-AES/ICP-MS package (method GE_ICM91A50), which provides detection limits suitable for trace-level pathfinder elements such as As, Sb, and W relevant to gold mineralization. Analytical work was performed at SGS’s ISO/IEC 17025-accredited facilities, which operate under strict internal QA/QC protocols.

Quality control procedures at SGS include the routine insertion of blanks, certified reference materials (standards), and duplicates at a minimum frequency of 11–12% of all analyses, depending on method and grade classification. Laboratory quality is monitored through SGS’s SLIM Laboratory Information Management System, which automatically flags data exceeding internal precision or accuracy thresholds and triggers reanalysis when necessary. Foremost’s internal QA/QC protocol includes the insertion of field duplicates, certified standards, and blanks into the sample stream at regular intervals to independently monitor analytical precision and contamination. All reported intervals represent downhole lengths, and true thicknesses have not yet been determined.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/a3cceedb-50e1-452f-b68a-32babbf223a3